                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  01 December 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	1st December 2009

             Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB]

AIB UK 3 LP (the "Limited Partnership")
(a limited partnership organised under the laws of England and Wales)

Notice to the holders of the
£350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities having the benefit of a subordinated guarantee of
Allied Irish Banks, p.l.c. (the "Guarantor")
(a company incorporated with limited liability in Ireland)
(ISIN:XS0257571066) (the "PPS")

Announcement of Non-payment of Distribution which would otherwise be due on 14 December 2009

NOTICE IS HEREBY GIVEN pursuant to Condition 2.8 of the terms and conditions of the PPS that in accordance with Condition 2.4.2 (iii) of such terms and conditions, the board of directors of the Guarantor has resolved that the non-cumulative semi-annual Distribution which would otherwise have been payable in respect of the PPS on 14 December 2009 will not be paid on such date.

Please see the announcement titled "Allied Irish Banks, p.l.c. - Discretionary Coupon Payments" appended to this announcement for further details.

AIB UK 3 LP

Registered Office:
AIB Bankcentre
Belmont Road
Uxbridge
Middlesex UB8 1SA
Dated: 1 December 2009

Enquiries

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162	Tel: +353-1-641 3894

 To vew additional information please copy and paste link below into your web browser:

http://www.rns-pdf.londonstockexchange.com/rns/3494D_-2009-11-30.pdf

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  01 December 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.